

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

April 6, 2016

Via E-mail
Mr. Thomas W. Trexler
Executive Vice President and Chief Financial Officer
Nobility Homes, Inc.
3741 S.W. 7th Street
Ocala, Florida 34474

> **Re: Nobility Homes, Inc.**
> **Form 10-K for the Year Ended October 31, 2015**
> **Filed January 28, 2016**
> **File No. 0-6506**

Dear Mr. Trexler:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1.   The filing includes an audit opinion and auditor's consent which were signed by Averett Warmus Durkee, P.A., on January 28, 2016. We note that Averett Warmus Durkee has joined WithumSmith+Brown, PC effective December 31, 2015. Please amend your filing to provide an updated audit opinion and auditor's consent with the correct post-merger audit firm name.

Management's Report on Internal Control over Financial Reporting

Results of Operations, Page 8

2.   We refer to your pre-owned home inventory table in Note 6 on page 26 and note that your repurchases of pre-owned homes increased by 77% while sales of pre-owned homes

decreased by 49% during 2015. Please discuss in MD&A in your future filings, underlying factors for the significant trends in your purchase and sales volume and indicate whether you believe such trends will continue.

Critical Accounting Policies and Estimates, Page 9

3.   We note that as of October 31, 2015, there is a $1.4 million impairment reserve for pre-owned homes of $5.5 million and no reserve for your other inventories of $6.0 million. Please expand your critical accounting policy in future filings to provide insight regarding your inventory impairment policies and assessment, including methods and assumptions used to determine fair market value, for both your pre-owned homes and new homes.

Consolidated Financial Statements

Note 1 – Reporting Entity and Significant Accounting Policies

Investment in Majestic 2, Page 20

4.   You indicate that you buy back foreclosed/repossessed units of Majestic 21 and act as a remarketing agent, and that you do not have a repurchase agreement or any other guarantees with Majestic 21. You further indicate that Majestic 21 reimburses you for all costs related to these homes. Please expand your disclosure in future filings to clarify what the reimbursable costs include and whether you are subject to any inventory write offs and losses incurred on the subsequent resale of the units.

Item 9A – Controls and Procedures, Page 32

5.   We note your certifying officers concluded that your disclosure controls and procedures require remedial action. Item 307 of Regulation S-K requires you to disclose whether your disclosure controls and procedures are effective or not effective. Please amend your Form 10-K for the year ended October 31, 2015 to disclose whether your disclosure controls and procedures are effective or not effective. In doing so, please ensure that you also include certifications that are currently dated and refer to the Form 10-K/A.

6.   Please revise the disclosure in Item 9A to clarify which version, 1992 or 2013, of the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission's Internal Control — Integrated Framework you utilized when performing your assessment of internal control over financial reporting.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact SiSi Cheng at (202) 551-5004 or Dale Welcome at (202) 551-3865 with any questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction